

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, 2010

via U.S. mail and facsimile

Ms. Dana M. Kelley, Vice President, Chief Financial Officer and Treasurer
American Pacific Corporation
3883 Howard Hughes Parkway, Suite 700
Las Vegas, NV 89169

> **RE: American Pacific Corporation**
> **Form 8-K Item 4.01**
> **Filed January 8, 2010**
> **File No. 1-8137**

Dear Ms. Kelley:

    We have completed our review of your filing and have no further comments at this time.

                                  Sincerely,

                                  Jenn Do
                                  Staff Accountant